

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2010

Tyler Vorhies
President
BCS Solutions, Inc.
1200 Laysan Teal Drive
Roseville, California  95747

> **Re:    BCS Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 15, 2010**
> **File No. 333-167386**

Dear Mr. Vorhies:

We have reviewed your letter and amendment number one to your registration statement filed July 15, 2010 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  We note your response to comment one of our July 7, 2010 letter stating that you have a specific business plan and are therefore not a blank check company, but based on your disclosure we continue to believe that you are a blank check company under Rule 419. For example, we note that you have not developed any products or services at this time (page 18), that your business and marketing plan will not be complete for five to seven months after the completion of your offering (page 20), and that you need an additional $150,000 to, among other things, complete your business plan (page 21).  Please revise your registration statement to disclose your status as a blank check company and the meaning of that designation, as well as to comply with Rule 419 of the Securities Act of 1933.

2.  In response to comment two of our July 7, 2010 letter you state that you have updated Mr. Vorhies' title references to be consistent, but we note several inconsistencies with respect to your use of the titles of CEO and Principal Financial Officer, and several

instances where the context suggests there are multiple officers.  For example, we note the use of the following titles:

- Company's CEO, president, principal financial officer, secretary/treasurer, and sole director (page 4),
- CEO and principal financial officers (page 24),
- President, CEO, Director, Secretary/Treasurer, Sole Officer and Director (page 24),
- CEO (page 20), and
- President and Director, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer (signature page).

Please revise to clarify that the titles referenced relate to the same person.  Alternatively, you may wish to follow your practice in other prospectus disclosure and omit the titles and consistently refer to Mr. Vorhies as your sole officer and director.

Registration Statement Cover Page

3.  In your next amendment, please revise to indicate that it is amendment two to your registration statement on Form S-1.  Each amendment to a registration statement is to be sequentially numbered in the order of filing.  See Rule 470 of Regulation C.

Summary of Our Offering, page 3

Use of Proceeds, page 3

4.  We note the parenthetical phrase you added to the second to last paragraph on page four in response to comment five of our July 7, 2010 letter to disclose that the proceeds from this offering are not sufficient to develop and complete your marketing and business plans.  Please provide this or similar disclosure under the subheading "Use of Proceeds" on page 3 and revise your statement that you will use the proceeds of this offering "to complete the development of the business and marketing plan"

5.  We note that in response to comment eight of our July 7, 2010 letter you revised the first sentence of the last paragraph of your Summary section to state that your "summary provides an overview of selected information."  Please revise this sentence to clarify, if accurate, that your summary includes all of the "key aspects" of your filing.  See Instruction to Item 503(a) of Regulation S-K.

Summary Information About BCS Solutions, page 4

6.  We reissue comment 10 of our July 7, 2010.  The first two paragraphs on page five are duplicative and the last two paragraphs on page 14 contain duplicative information.  Please revise making sure to retain the definition of "NSF checks" contained in the second paragraph on page five.

Risk Factors, page 6

7.  We reissue comment 12 of our July 7, 2010 letter.  We note the following risks that
    describe circumstances that could apply equally to other businesses that are similarly
    situated or are generally generic:

    - Blue sky laws may limit your ability to sell your shares (page 7),
    - Average selling prices of our products or services may decrease (page13), and
    - If we cannot effectively promote our products… (page 13).

    These are examples only.  Please review your entire risk factor discussion and either
    eliminate generic risks, or revise them to state specific material risks to your company or
    the purchasers in this offering.

Use of Proceeds, page 14

8.  In the first paragraph on page 15 you state that you need $150,000 to execute your
    business plan, which includes "completing the business plan, completing the product
    development and service strategy, and identifying the necessary resources to implement
    our plan."  Pursuant to Instruction 3 to Item 504 of Regulation S-K, please state the
    specific amount you anticipate you will need for each of these specified purposes.

Business, page 17

Products, page 18

9.  Considering that you have not developed any products, please revise each bullet point
    product discussion on page 18 to clarify that it is your intent or belief that each of the
    stated products will work as described.  Please also state whether any persons or entities
    have been engaged regarding development of your business plan or products.

Competition and Buying Patterns, page 19

10. We reissue comment 21 of our July 7, 2010 letter.  Please discuss your perceived
    business viability in view of your statement on page 19 that "competitors have superior
    products, services, and financial resources."  We note your revised disclosure that you
    intend to provide a high degree of customer service and be very aggressive in pricing, but
    this does not address your viability.

Plan of Operation, page 20

11. Delete the plural reference to your sale of common stock to your "officers."

Liquidity and Capital Resources, page 21

12. There appears to be an inconsistency in your disclosure regarding your anticipated source of additional capital. In the third paragraph on page 21 you indicate that you may obtain needed additional capital through the issuance of equity via common stock sale or debt via notes payable or convertible debt. In comparison, in the first paragraph on page 15 you state that you will obtain the additional needed capital through a financing from accredited individual investors. Please revise these disclosures, as appropriate, to be consistent.

Committees of the Board of Directors, page 22

13. Your reference in the last paragraph on page 22 to Item 401(e) of Regulation S-K is inaccurate. Please revise.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,


H. Christopher Owings
Assistant Director